UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to              .

Commission File Number: 1-14100

A.       Full title of plan and the address of the plan, if different from that of the issuer named below

Impac Companies 401(k) Savings Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Impac Mortgage Holdings, Inc.

1401 Dove Street

Newport Beach, Ca 92660

Impac Companies 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Independent Registered Public Accounting Firms’ Reports Thereon)

Impac Companies 401(k) Savings Plan

Index to Financial Statements and Supplemental Schedule

Report of Ernst & Young, LLP, Independent Registered Public Accounting Firm

Report of Squar, Milner, Reehl & Williamson, LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits – December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2005 and 2004

Notes to Financial Statements

Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2005

All schedules omitted are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

Impac as Plan Administrator of
Impac Companies 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Impac Companies 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Irvine, California
June 29, 2006

Report of Independent Registered Public Accounting Firm

Impac as Plan Administrator of
Impac Companies 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Impac Companies 401(k) Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles in the United States of America.

/s/ SQUAR, MILNER, MIRANDA & WILLIAMSON, LLP

August 11, 2006
Newport Beach, California

Impac Companies 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Noninterest-bearing cash	$26,992	$297,453
Investments:
Common collective trust	12,794,185	9,302,233
Common stock	3,737,297	8,925,813
Loans to participants	171,954	172,083
Total investments at fair value	16,703,436	18,400,129

Employer contribution receivable	949,099	775,327
Total assets	17,679,527	19,472,909
Liabilities
Fee payable	—	240
Net assets available for benefits	$17,679,527	$19,472,669

See accompanying notes to financial statements.

Impac Companies 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

Additions (Deductions)	2005	2004
Contributions:
Employer (note 1)	$949,099	$775,327
Participants	2,687,798	1,723,019
	3,636,897	2,498,346
Net investment (loss) income:
Interest	10,940	9,573
Net (depreciation) appreciation in fair value of investments	(4,004,008)	3,400,395
	(3,993,068)	3,409,968

Benefits paid to participants	(1,436,971)	(319,067)
Net (decrease) increase in net assets available for benefits	(1,793,142)	5,589,247
Net assets available for benefits:
Beginning of year	19,472,669	13,883,422
End of year	$17,679,527	$19,472,669

See accompanying notes to financial statements.

Impac Companies 401(k) Savings Plan

(1)           Description of Plan

The following description of the Impac Companies 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. Effective January 1, 2004, the Plan’s name was amended from Impac Funding Corporation 401(k) Profit Sharing Plan to Impac Companies 401(k) Savings Plan.

(a)           General

The Plan is a defined contribution plan covering all eligible employees of Impac Mortgage Holdings, Inc. (the Principal Employer) and its affiliated companies. Employees become eligible for participation in the Plan upon 6 months of employment. Participants must be employed on the last day of the Plan year to share in the employer’s matching contribution. In order to become a participant, each eligible employee authorizes contributions by filing a 401(k) enrollment/change of status election. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2001, the Principal Employer and its affiliated companies participated in the Imperial Credit Industries, Inc. Salary Investment Plan (the Prior Plan) for the benefit of its employees.

Effective as of January 1, 2001, the portion of the Prior Plan attributable to the employees of the Principal Employer and its affiliated companies was amended and restated as a separate Plan. The terms of the Plan are set forth and intended to continue to qualify as a profit sharing trust which meets the qualification and tax exemption requirements of Section 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended, and any other provisions of applicable law.

(b)           Contributions

No contribution is required by the Principal Employer; however, at the discretion of its board of directors, the Principal Employer may contribute out of its income and/or accumulated earned surplus an amount equal to a specified percentage of the tax-deferred contribution of the participants or a profit sharing contribution with the amount to be determined by the board of directors. The maximum annual participant contribution is 25% and 7% for “non-highly compensated” employees and “highly compensated” employees, respectively. For 2005 and 2004, the Principal Employer chose to match the participants’ contributions at a rate of 50% of the portion of the Participants’ Elective Contribution not in excess of 4% of compensation. In addition, the Principal Employer elected to make additional discretionary matches of $350,000 for 2005 and 2004.

(c)           Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Principal Employer’s contribution and (b) Plan earnings. Allocations other than the Principal Employer’s matching contributions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)           Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loan repayments are to be made over a period not to exceed 5 years, except loans for the purchase of a primary residence in which case payment may exceed 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

(e)           Vesting

Participation in the Plan is voluntary. Employee contributions and the earnings as a result of each participant’s contributions are 100% vested and nonforfeitable. The Principal Employer’s basic matching contributions are 100% vested and nonforfeitable. The Principal Employer’s discretionary match shall become 100% vested after 3 years of service, on the participant’s attaining age 65, or on the participant’s death or total and permanent disablement.

(f)            Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account or annual (or more frequent) installments over a period not to exceed the life expectancy of the participant.

(g)           Forfeited Accounts

Under the terms of the Plan, forfeitures shall be used to reduce future employer contributions or to defray the expenses of the Plan. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $27,258 and $3,741 respectively. The amount forfeited during the years ended December 31, 2005 and 2004 totaled $38,445 and $76,847, respectively.

(2)           Summary of Significant Accounting Policies

(a)           Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)           Trust Fund Managed by Investment Advisory Committee

Under the terms of the Plan, the assets of the Plan are placed in trust with UBS Fiduciary Trust Company (the Trust), and are held by Mellon Trust, custodian. Assets are managed under the direction of Employee Compensation and Benefits Committee of the Principal Employer’s board of directors (the Committee). The Committee has delegated certain of its ordinary management and investment responsibilities to certain members of the Company’s Executive Committee and the Vice President of Human Resources. Committee members are appointed for an indefinite term by the Company’s board of directors. The Committee has full discretionary authority to administer the Plan and the trust agreement.

The investments and changes therein of these trust funds are reported at fair values based upon quotations obtained from national securities exchanges, latest bid prices or as determined by UBS. Security transactions are accounted for on a trade-date basis. Realized gains and losses on the sale of investments are computed using the average cost method. Participant loans are carried at their outstanding balance which approximates fair value.

(c)           Allocation of Plan Assets

Employee contributions are allocated to various funds based on the election made by each participant. Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions, and other additions or subtractions that may be appropriate. Under the daily valuation record-keeping system, earnings are allocated on the basis of current shares held in each participant’s account and the accounts are valued daily.

(d)           Disclosure about Fair Value of Financial Instruments

Substantially all of the Plan’s financial instruments are carried at fair value or amounts approximating fair value. The UBS Guaranteed Investment Contract (GIC) Portfolio is carried at contract value or amounts approximating contract value.

(e)           Use of Estimates

Certain estimates and assumptions have been made relating to the reporting of Plan assets, liabilities and changes in related net assets to prepare the financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(f)            Administrative Expenses

All administrative expenses of the Plan are paid directly by the Principal Employer.

(g)           Risks and Uncertainties

The Plan provides for various investment options including mutual funds and common stock. Investments are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in various risk factors in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)           Concentration

The Plan’s investment in Impac Mortgage Holdings, Inc. common stock comprises 23% and 49% of its net assets as of December 31, 2005 and 2004, respectively.

(3)           Investments

The following table presents the fair values of investments at December 31, 2005 and 2004, which represent 5% or more of the Plan’s net assets.

	December 31,
Identity of party and description of asset	2005		2004
Common Stock:
IMPAC Mortgage Holdings, Inc.	$3,737,297		$8,925,813
Common Collective Trusts:
UBS GIC Portfolio	2,128,364		1,467,213
UBS Large Company Value Portfolio	2,007,948		1,212,768
UBS Fixed Income Index Portfolio	1,714,153			*
UBS Large Company Growth Portfolio	1,287,952		1,239,150
UBS US Tactical Allocation Portfolio	1,270,358		1,106,735
UBS Mid-Cap Value Portfolio	1,223,938			*
UBS Growth Value Portfolio	1,136,832			*
UBS International Core Portfolio	1,047,570			*
UBS Small Company Growth Portfolio	977,070			*
UBS Mid-Cap Growth Portfolio		**	1,062,038
UBS Strategic Growth Portfolio		**	927,661

*    Balance was less than 5% of the Plan’s net assets

**  Investment option not available in 2005

During 2005 and 2004, the Plan’s common collective trusts (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $649,518 and $513,016, respectively, and the Plan’s common stock changed in value by $(4,653,526) and $2,887,379, respectively.

(4)           Plan Termination

Although the Principal Employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participants become 100% vested in their account balances.

(5)           Federal Income Taxes

The Internal Revenue Service has determined and informed the Principal Employer by a letter dated April 10, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since then. The Principal Employer and the Plan’s tax counsel believe that the Plan as amended is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)           Related Party Transactions

The Plan held 396,888 and 393,728 shares of common stock of Impac Mortgage Holdings, Inc., the Principal Employer, at December 31, 2005 and 2004, respectively.

Impac Companies 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Description of investment
	including maturity date, rate
Identity of issuer, borrower,	of interest, collateral, par, or		Current
lessor, or similar party	maturity value	Cost	value

*Impac Mortgage Holdings Common Stock	Common Stock 396,888 shares	$7,843,114	$3,737,297
*UBS GIC Portfolio	Common Collective Trust 70,635 units	2,037,676	2,128,364
*UBS Fixed Income Index Portfolio	Common Collective Trust 114,789 units	1,658,881	1,714,153
*UBS Large Company Value Portfolio	Common Collective Trust 30,109 units	1,617,872	2,007,948
*UBS Large Growth Portfolio	Common Collective Trust 121,585 units	1,209,199	1,287,952
*UBS Mid-Cap Value Portfolio	Common Collective Trust 31,933 units	1,150,965	1,223,938
*UBS Tactical Allocation Portfolio	Common Collective Trust 112,222 units	1,061,845	1,270,358
*UBS Growth Value Portfolio	Common Collective Trust 21,161 units	1,005,448	1,136,832
*UBS International Core Portfolio	Common Collective Trust 65,711 units	949,309	1,047,570
*UBS Small Company Growth Portfolio	Common Collective Trust 11,234 units	789,025	977,070
* Participants loans	41 loans with interest rates ranging from 5% to 10.5%	—	171,954
			$16,703,436

*    Denotes a party in interest.

See accompanying independent registered public accounting firm’s report.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC COMPANIES 401(k) SAVINGS PLAN

By:	/s/ SHERALEE URBANO
Its:	Vice President, Human Resources

Date: August 14, 2006

Exhibit Index

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Squar, Milner, Reehl & Williamson, LLP, Independent Registered Public Accounting Firm